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Filed pursuant to Rule 424(b)(3)
Registration No. 333-117653

PROSPECTUS SUPPLEMENT NO. 1
Dated November 30, 2004
(To Prospectus dated August 17, 2004)

112,846,759 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

Sticker Supplement to Prospectus

        This prospectus supplement supplements the prospectus dated August 17, 2004 of Uranium Resources, Inc., relating to the sale by certain of our securityholders of up to 112,846,759 shares of Common Stock of Uranium Resources, Inc. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

        We commenced uranium production at our Vasquez property in October 2004. We expected to produce 300,000 to 350,000 pounds and sell 231,000 pounds of uranium in the fourth quarter of 2004 and that these sales would eliminate our previously anticipated need for $2.2 million of inventory financing in 2004. The ramp up of production has been slower than originally projected, and we now expect that production for 2004 should be approximately 115,000 and that 100,000 pounds will be sold in the fourth quarter. Ore grades are as expected. We expect that originally projected production rates should be achieved by year end.

        The shift in sales will defer revenues into the first quarter of 2005. We expect to satisfy any resulting cash needs through the exercise of certain options by one or more officers of the Company and certain other sources. In 2005 we expect to deliver between 545,000 and 590,000 pounds, with 600,000 pounds of uranium scheduled for delivery in each of the years 2006 through 2008, all of which will be delivered under two contracts entered into in August 2003 and January 2004 at then prevailing rates for long-term contracts. All of the deliveries in 2006 and 2008 and 300,000 pounds of deliveries in 2005 are subject to quantity flexibility, allowing, at the option of the buyer, an increase or decrease by 15%.

        We are pursuing plans for the development of our existing property at Kingsville Dome in South Texas with the goal to bring that property into production in mid to late 2005 and also to develop our Churchrock property in New Mexico, possibly as early as 2007. We are engaged in exploratory discussions with a number of sources regarding the funding to finance these projects.

        Beginning October 15, 2004 shares of our common stock began quotation on the OTC Bulletin Board under the symbol URIX. We are investigating a possible listing on the Toronto Stock Exchange.

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        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        This sticker is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this prospectus supplement is November 30, 2004.

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Sticker Supplement to Prospectus